Applied UV, Inc.

150 N. Macquesten Parkway

Mount Vernon, NY 10550

July 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram

Kevin Stertzel

Re: Applied UV, Inc.

Registration Statement on Form S-1, as amended

File No. 333- 257197

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Applied UV, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 5:30 p.m., Eastern Time, on Monday, July 12, 2021, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Carmel, Milazzo & Feil LLP by calling Jeffrey Wofford at (646) 876-0618. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Carmel, Milazzo & Feil LLP, Attention: Jeffrey Wofford, by facsimile to (646) 838-1314 or email at jwofford@cmfllp.com.

If you have any questions regarding this request, please contact Jeffrey Wofford of Carmel, Milazzo & Feil LLP at (646) 876-0618.

Very Truly Yours,

By:	/s/ Keyoumars Saeed
Name: Keyoumars Saeed
Title: Chief Executive Officer

cc: Jeffrey Wofford, Carmel, Milazzo & Feil LLP